Delisting Determination,The Nasdaq Stock Market, LLC,
May 18, 2017, Inspired Entertainment, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Inspired Entertainment, Inc.
(the Company), effective at the opening of the trading session on May 30, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5505(a)(3) and 5515(a)(4).
The Company was notified of the Staffs determination on March 21, 2017. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
April 26, 2017, delisting the warrant and continuing the listing of its common stock on The Nasdaq Stock
Market, subject to the conditions. The Panel notified the Company that trading in the Companys warrant would be suspended on April 28, 2017.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the warrant became final on April 28, 2017.